FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of November


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

                                 1 November 2004

         BG and partners announce success on the Maria fallow discovery

BG Group and partners Centrica and Total have today announced the successful appraisal of the formerly fallow Maria discovery 16/29a-11Y in the Central North Sea, adjacent to the Armada development. BG is operator, with a 36% interest, with Centrica holding 35.04% and Total 28.96%.

In September 2004, the BG-led consortium drilled well 16/29a-13, which identified a 900 foot column and confirmed the viability of the Maria discovery. Sidetrack drilling then confirmed an extension into the adjacent Maria Horst prospect. Recoverable reserves for Maria and Maria Horst are estimated to be in the region of 35 million barrels. First production is scheduled for late 2006 or early 2007, subject to relevant approvals. During testing, the well flowed at 6720 barrels of oil per day, subject to the constraints of the testing facilities.

Jon Wormley, BG Executive Vice President and Managing Director, North West Europe, said: "The Central North Sea is an area of strategic importance for BG Group, and the potential development of Maria via Armada makes it an important part of our UK growth strategy. It gives added momentum to our North Sea activities, which include the pursuit of similar opportunities in four new blocks awarded to BG in the 22nd UK Licensing Round."

Welcoming the announcement, Energy Minister Mike O'Brien MP said: "This is excellent news, which demonstrates that opportunities in the North Sea continue to be realised. Confirmation of this discovery is particularly welcome as it comes as a result of Government and industry working together through the fallow process to make sure acreage is not neglected. The exploration activity here also reinforces BG Group's continuing commitment to North Sea investment."

In the 22nd UK Licensing Round, BG Group was awarded four blocks, all of which are BG-operated. BG is partnered with Apache in Blocks 22/3b, 22/4b and 22/8b, and with DONG and P/F Atlantic Petroleum in the Part Block 204/22 (the Bedlington extension area).

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as estimated recoverable reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive,
Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are North West Europe, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.

BG Group assumed operatorship of the Maria discovery on 19 December, 2003 following an increase its equity interest in the Maria and adjacent non-Armada area. BG Group's interests are now: Maria - 36%, 16/29a Non Armada Contract Area A - 36%, Moira - 36%,16/29c Non-Armada - 35%, Maureen - 11.5% and Mabel - 16%.


Enquiries:

Communications           Chris Carter/               +44 (0) 118 929 2597/3188
                         Jonathan Miller

Out of hours media pager:                            + 44 (0)7693 309543

Investor Relations       Chris Lloyd/Brian
                         McCleery/Helen Parris       +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 01 November 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary